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J. Mark Ray	Direct Dial: 404-881-7739	Email: mark.ray@alston.com

July 30, 2014
VIA EDGAR

Martin James Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Astec Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 001-11595

Dear Mr. James:

On behalf of our client, Astec Industries, Inc. ("Astec"), we are responding to the Securities and Exchange Commission staff's (the "Staff") letter dated July 29, 2014 with regard to the above-referenced filing.  Pursuant to a conversation with you on July 30, 2014, we understand that the Staff has agreed to extend Astec's deadline for responding to the Staff's July 29, 2014 letter until August 22, 2014.
If you have questions or concerns about the foregoing, please do not hesitate to call me at (404) 881-7739.
Sincerely,

/s/ J. Mark Ray
 J. Mark Ray

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